UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
WORLD WRESTLING ENTERTAINMENT, INC.
_____________________________________

(Name of Issuer)
Class A Common Stock, $0.01 par value
_____________________

(Title of Class of Securities)
98156Q108
_____________

(CUSIP Number)
December 21, 2017
__________________________________

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
/     / Rule 13d-1(b)
/     / Rule 13d-1(c)
/ X / Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A
CUSIP NO. 98156Q108
1.	Names of Reporting Persons.

Vincent K. McMahon

2.	Check the Appropriate Box if a Member of a Group

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	32,193,375

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	32, 193,375

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			32, 193,375

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)			43%*

12.	Type of Reporting Person			IN

*Based on an assumed conversion of all of the shares of the Issuer’s Class B Common Stock to which this Schedule 13G relates into Class A Common Stock (see “Introductory Note” for more information).
Page 2 of 6 Pages

SCHEDULE 13G/A
CUSIP NO. 98156Q108

Explanatory Note

This amended Statement on Schedule 13G relates to the 32,193,375 shares of the Class B Common Stock, $.01 par value per share (“Class B Common Stock”), of World Wrestling Entertainment, Inc. (the “Company”) beneficially owned by Vincent K. McMahon.  Mr. McMahon beneficially owns approximately 93% of the issued and outstanding shares of Class B Common Stock and approximately 83% of the Company’s total voting power.  Class B Common Stock is fully convertible into the Company’s Class A Common Stock, par value $.01 per share (“Class A Common Stock”), on a one-for-one basis, at any time at the option of the holder. Assuming the conversion of the shares of Class B Common Stock beneficially owned by Mr. McMahon as of the date hereof, Mr. McMahon would beneficially own approximately 43% of the issued and outstanding shares of the Company’s Class A Common Stock, based on the number of shares of Class A Common Stock outstanding as of October 24, 2017. The number of shares reported herein as beneficially owned by Mr. McMahon excludes 566,670 shares of Class B Common Stock and 100 shares of Class A Common Stock owned by Linda E. McMahon and Mr. McMahon disclaims beneficial ownership of those shares.

Item 1.

	(a)	Name of Issuer

World Wrestling Entertainment, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 1241 East Main Street Stamford, Connecticut 06902

Item 2.
	(a)	Name of Person Filing

Vincent K. McMahon

	(b)	Address of Principal Business Office or, if none, Residence c/o World Wrestling Entertainment, Inc. 1241 East Main Street Stamford, Connecticut 06902

	(c)	Citizenship United States of America

Page 3 of 6 Pages

SCHEDULE 13G/A
CUSIP NO. 98156Q108

	(d)	Title of Class of Securities

Class A Common Stock, $0.01 par value

	(e)	CUSIP Number

98156Q108

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	/ /	Broker or dealer registered under section 15 of the Act;

(b)	/ /	Bank as defined in section 3(a)(6) of the Act;

(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act;

(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	/ /	An investment adviser in accordance with §240.13d-1(b)(l)(ii)(E);

(f)	/ /	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	/ /	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	/ /	A non-U.S. institution, in accordance with §240.13d-1(b)(l)(ii)(J);

(k)	/ /	Group, in accordance with §240.13d-1(b)(l)(ii)(K)

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	32,193,375
Page 4 of 6 Pages

SCHEDULE 13G/A
CUSIP NO. 98156Q108

(b)	Percent of class:		43%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote	32,193,375

	(ii)	Shared power to vote or to direct the vote	0

	(iii)	Sole power to dispose or to direct the disposition of	32,193,375

	(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [     ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Page 5 of 6 Pages

SCHEDULE 13G/A
CUSIP NO. 98156Q108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 21, 2017
Date

/s/ Vincent K. McMahon Name: Vincent K. McMahon

Page 6 of 6 Pages